Exhibit 1
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 24 August 2007 it acquired 165,561 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 701.7441p per share.